Exhibit 99.1

FOR:              AMREP Corporation
                       300 Alexander Park, Suite 204
                       Princeton, New Jersey 08540

CONTACT:   Peter M. Pizza
                        Vice President and Chief Financial Officer
                        (609) 716-8210

AMREP ANNOUNCES RECEIPT OF ‘GOING PRIVATE’ PROPOSAL AT $12.00 PER SHARE

Princeton, New Jersey, September 9, 2009 - AMREP Corporation (NYSE: AXR) today reported that Nicholas G. Karabots, the beneficial owner of approximately 60% of AMREP’s outstanding common stock and the Vice Chairman of AMREP’s Board of Directors, has submitted to the Board of Directors a proposal for the merger of AMREP with a company controlled by Mr. Karabots.  The proposal indicates that certain other stockholders of AMREP could participate in the transaction with Mr. Karabots.  Under the terms of the merger proposal, the remaining holders of AMREP’s common stock would receive cash consideration of $12.00 per share.  The proposal submitted is not a definitive offer, and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that a definitive offer, if made, with respect to the proposal or any other transaction will be approved or consummated. The transaction as proposed by Mr. Karabots would be contingent upon, among other things, approval by the Board of Directors and stockholders of AMREP in accordance with Oklahoma law and AMREP’s governing documents, without any additional voting requirements.  A copy of the proposal is included as an exhibit to the amendment to Mr. Karabots’ Schedule 13-D filed with the Securities and Exchange Commission earlier today, which can be accessed online at www.sec.gov.

The Board of Directors of AMREP cautions AMREP’s stockholders and others considering trading in its securities that although the Company has received the proposal, no decisions have been made regarding AMREP’s response to the proposal.  The Board of Directors has appointed a special committee consisting of three of AMREP’s independent directors, who are also independent of Mr. Karabots, to consider the merger proposal.   The special committee has the authority to engage independent financial and legal counsel in connection with its evaluation of the proposed merger.

AMREP Corporation’s AMREP Southwest Inc. subsidiary is a major landholder and leading developer of real estate in Rio Rancho, New Mexico, and its Kable Media Services, Inc. subsidiary distributes magazines to wholesalers and provides subscription and product fulfillment and related services to publishers and others.

Certain statements in this news release are forward-looking statements within the meaning of the federal securities laws.  These statements are subject to numerous risks and uncertainties, many of which are beyond the control of AMREP Corporation and that could cause actual results to differ materially from such statements.  Further information about these and other relevant risks and uncertainties may be found in the Company's Form 10-K and its other filings with the Securities and Exchange Commission, all of which are available from the Commission as well as from other sources.  Recipients of this news release are cautioned to consider these risks and uncertainties and to not place undue reliance on the forward-looking statements contained therein, including with respect to whether the merger of AMREP Corporation will be consummated on the terms proposed or at all.  AMREP Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.